Exhibit 99.3

Update to Chapter A
(Description of Company Operations)
of the Periodic Report for 2012

The information contained in this periodic report constitutes a translation of the report published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

Update to Chapter A (Description of Company Operations) 1
of the Periodic Report for 2012 ("Periodic Report")
of "Bezeq" - The Israel Telecommunication Corporation Limited ("the Company")

1.	Description of the general development of Bezeq Group's business

Section 1.1 - Bezeq Group activities and business development

Section 1.1.1 – General

Following are details of the current holdings in the Company including fully diluted holdings, assuming exercise of all the options allotted to the Group’s employees and managers as of March 31, 2013 and May 9, 2013:

	Percentage of holdings
Shareholders	as at March 31, 2013	as at May 9, 2013	Fully diluted at May 9, 20132
B Communications (through B Tikshoret) 3	30.97%	30.97%	30.20%
The public	69.03%	69.03%	69.80%

Section 1.4 - Dividend distribution

Section 1.4.2 - Distribution that does not pass the profit test

Concerning the application filed in the Tel Aviv District Court (Economic Department) on March 13, 2013 by a holder of Company debentures (Series 5), declaring his objection to the distribution of the fifth portion of the distribution which does not pass the profit test which was approved by the court on March 31, 2011 - on April 18, 2014 the Company was also served with "an objection to distribution of the fifth portion of an unearned dividend" which was filed by the same debenture holder. The Company rejected the arguments set out in the objections, and asked the court to dismiss the objections in limine and in substance. On May 6, 2013, a hearing on the objection took place and at the court’s recommendation, the holder of the debentures deleted his objection.

1
The update is further to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company's periodic report for the year 2012 and refers to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.

2
Full dilution was calculated assuming that all the allotted options will be exercised for shares. In view of the cashless exercise mechanism (exercise of stock appreciation rights) in the plan for managers and senior employees of the Group from November 2007 and the employee stock option plan (2010) this assumption is purely theoretical, since in practice, the recipients exercising the stock options, will not be allotted all the shares deriving from them, but only shares of an amount that reflects the financial benefit embedded in the stock options.

3
In addition to the foregoing holdings, 4,000,000 shares are held jointly by the Chairman of the board of directors, Mr. Shaul Elovitz and his brother Mr. Yosef Elovitz, the controlling shareholders (indirectly) of the Company, 72,360 shares are held by Ms. Iris Elovitz the wife of the controlling shareholder Shaul Elovitz, and 11,556 shares are held by Ms. Orna Elovitz, the daughter-in-law of the controlling shareholder Shaul Elovitz. These holdings total approximately 0.15% of all holdings in the Company.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

Section 1.4.3 - Dividend distribution

On April 24, 2013, the general meeting of the Company's shareholders (further to a recommendation of the board of directors from March 13, 2013), approved the distribution of a cash dividend to the Company's shareholders in the total sum of NIS 861 million, which on the determining date for the distribution (May 1, 2013) is NIS 0.3159446 per share and 31.59446% of the Company's issued and paid-up share capital. The dividend will be paid on May 13, 2013. Together with this distribution, the fifth portion of the Special Distribution will be paid, in the amount of NIS 500 million, which on the determining date for the distribution (May 1, 2013) is NIS 0.1834754 per share and 18.34754% of the Company's issued and paid-up share capital (on this, see also the update to Section 1.4.2).

On a shareholder's claim concerning this dividend distribution, see the update to Section 2.18.

The outstanding, distributable profits at the reporting date amount to NIS 508 million4.

4	Subject to compliance with the distribution tests.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

Section 1.5 - Financial information about Bezeq Group's operating segments

Section 1.5.4 - Main results and operational data

               A.    Bezeq Fixed Line (the Company's operations as a domestic carrier)

	Q1 2013	Q4 2012		Q3 2012	Q2 2012	Q1 2012
Revenues (NIS millions)	1,129	1,121		1,149	1,161	1,199
Operating profit (NIS millions)	535	564	*	419	437	539
Depreciation and amortization (NIS millions)	167	189		185	178	178
Earnings before interest, taxes, depreciation and amortization (EBITDA)(NIS millions)(6)	702	753	*	604	615	717
Net profit (NIS millions)	348	370	*	246	263	348
Cash flow from operating activities (NIS millions)	561	512		470	376	651
Payments for investments in property, plant & equipment and intangible assets (NIS millions)	183	202		249	238	269
Proceeds from the sale of property, plant & equipment and intangible assets (NIS millions)	42	136		96	22	46
Free cash flow (NIS millions)(1)(7)	420	446		317	160	428
Number of active subscriber lines at end of the period (in thousands) (2)	2,242	2,268		2,299	2,335	2,368
Average monthly revenue per line (NIS) (ARPL)(3)	69	71		73	73	74
Number of outgoing minutes (in millions)	1,788	1,979		2,126	2,226	2,360
Number of incoming minutes (in millions)	1,509	1,571		1,595	1,516	1,543
Number of internet subscribers at end of the period (in thousands)(2)	1,185	1,169		1,153	1,136	1,121
Percentage of subscribers using NGN services out of the Company's total internet subscribers connected to NGN network (%) (4)	65%	62%		60%	57%	55%
Average monthly revenue per internet subscriber (NIS)	83	80		80	80	84
Average bandwidth per internet subscriber (Mbps)	10.4	9.6		9.0	8.3	7.5
Churn rate (5)	3.7%	4.0%		4.2%	3.9%	3.2%

(1)	Cash from current operations less purchase of property, plant and equipment, and intangible assets, net.

(2)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (approximately) the first three months of the collection process).

(3)
Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.

(4)	The figures for Q1 2012 were corrected due to an update in the number of internet subscribers connected to the NGN network, following data optimization.

(5)
The number of telephony subscribers who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period. The figures for the previous quarters are presented after (immaterial) calculation accuracy of 0.1% per quarter.

(6)
Operating profit before depreciation and amortization (EBITDA) is a financial index which is not based on generally accepted accounting principles. The Company presents this index as an additional index for estimating its business results, as it is an accepted index for company activities which disregards aspects arising from variance in the equity structure, various taxation perspectives, and the manner and period of the depreciation of property plant and equipment and intangible assets. This index is not a substitute for indices which are based on generally accepted accounting principles and it is not used as a single index for estimating the results of the Company's activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies.

(7)
Free cash flow is a financial index which is not based on generally accepted accounting principles. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. The Company presents free cash flow as an additional index for assessing its business performance and cash flows, given that it believes that the free cash flow is an important liquidity index which reflects cash from on-going operations after cash investments in infrastructure, property plant and equipment and in other fixed and intangible assets.

*
Restated due to retrospective implementation of the amendment to IAS 19 “Employee Benefits”. On this, see Note 2.3C to the Company’s consolidated financial statements for the period ended March 31, 2013.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

                B.     Pelephone

	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Revenues from services (NIS millions)	714	754	816	857	834
Revenues from the sale of equipment (NIS millions)	250	273	233	291	410
Total revenues (NIS millions)	964	1,027	1,049	1,148	1,244
Operating profit (NIS millions)	174	167	199	259	267
Depreciation and amortization (NIS millions)	121	129	130	137	135
Earnings before interest, taxes, depreciation and amortization (EBITDA)((NIS millions)(1)	295	296	329	396	402
Net profit (NIS millions)	153	134	154	194	216
Cash flow from operating activities (NIS millions)	354	388	490	556	294
Payments for investments in property, plant & equipment and intangible assets, net (NIS millions)	66	73	84	109	115
Free cash flow (NIS millions) (1)	288	315	406	447	179
Number of subscribers at end of the period (thousands) (2)	2,741	2,800	2,839	2,859	2,876
Average number of minutes per subscriber per month (MOU) (3)	440	442	425	409	399
Average monthly revenue per internet subscriber (NIS) (ARPU) (4)	86	89	95	99	97
Churn rate (5)	7.2%	5.9%	6.7%	6.0%	3.9%

(1)	For the definition of EBITDA and free cash flow, see comments (6) and (7) in the Bezeq Fixed Line table.

(2)
Subscriber data include Pelephone subscribers (excluding subscribers to other operators who are hosted on the Pelephone network), and do not include subscribers connected to Pelephone services for six months or more but who are inactive. Inactive subscribers are those who in the past six months have not received or made at least one call or have not paid for Pelephone services.

(3)
Average monthly use per subscriber in minutes. The index is calculated by the average monthly total outgoing minutes and incoming minutes in the period, divided by the average number of subscribers in the same period.

(4)
Average monthly revenue per subscriber. The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone's network, repair services and warranty in the period, by the average number of active Pelephone subscribers in the same period.

(5)
The churn rate is calculated according to the ratio of subscribers who disconnected from Pelephone's services and subscribers who became inactive during the period, to the average number of active subscribers during the period.

C.	Bezeq International

	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Revenues (NIS millions)	346	339	339	330	332
Operating profit (NIS millions)	56	61	55	53	50
Depreciation and amortization (NIS millions)	31	34	34	34	34
Earnings before interest, taxes, depreciation and amortization (EBITDA)((NIS millions) (1)	87	95	89	87	84
Net profit (NIS millions)	37	45	40	39	36
Cash flow from operating activities (NIS millions)	58	87	63	64	58
Payments for investments in property, plant & equipment and intangible assets, net (NIS millions)(2)	31	38	28	36	71
Free cash flow (NIS millions) (1)	28	49	35	28	(13)
Churn rate (3)	4.2%	5.5%	4.6%	4.1%	4.3%

(1)	For the definition of EBITDA and free cash flow, see comments (6) and (7) in the Bezeq Fixed Line table.

(2)	This item also includes long-term investments in assets.

(3)	The number of internet subscribers who left Bezeq International during the period divided by the average number of registered internet subscribers in the period.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

D.	DBS

	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q12012
Revenues (NIS millions)	404	407	403	409	417
Operating profit (NIS millions)	67	73	54	74	52
Depreciation and amortization (NIS millions)	62	64	64	54	66
Earnings before interest, taxes, depreciation and amortization (EBITDA)((NIS millions) (1)	130	137	118	128	118
Net profit (loss) (NIS millions)	(61)	(20)	(119)	(107)	(64)
Cash flow from operating activities (NIS millions)	122	119	83	100	116
Payments for investments in property, plant & equipment and intangible assets, net (NIS millions)	90	72	87	69	56
Free cash flow (NIS millions) (1)	32	47	(4)	31	60
Number of subscribers (at end of the period, in thousands) (2)	578	578	581	582	585
Average monthly revenue per subscriber (ARPU) (NIS) (3)	233	234	231	234	237
Churn rate (4)	3.8%	3.8%	4.1%	3.9%	3.6%

(1)	For the definition of EBITDA and free cash flow, see comments (6) and (7) in the Bezeq Fixed Line table.

(2)
Subscriber - a single household or small business customer. Where a business customer has multiple reception points or a large number of decoders (such as a hotel, kibbutz, or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue per small business customer.

(3)
Average monthly revenue per subscriber is calculated by dividing DBS’s total revenues (revenues from content and equipment, premium channels, advanced products, and other) by the average number of customers.

(4)	Number of DBS subscribers who left DBS during the period divided by the average number of registered DBS subscribers in the period.

2.	Domestic fixed-line communications; "Bezeq" - The Israel Telecommunication Corporation Ltd. ("the Company")

Section 2.9.3 – Early retirement plans

On April 25, 2013, the Board of Directors approved the early retirement of 51 employees at a total cost of NIS 50 million.

Section 2.13.6 - Credit rating

Regarding the Company`s ilAA Stable Outlook credit rating issued by Standard & Poor's Maalot for the Company (and its debentures) - on April 22, 2013, Standard & Poor's Maalot published a full rating report in connection with the rating dated February 21, 2013. The rating report is attached to the Board of Directors' report.

Section 2.17.5 - Management agreement:

On April 21, 2013 and April 25, 2013, the Compensation Committee and Board of Directors of the Company, respectively, approved the entering into a revised agreement with Eurocom Communications Ltd., to provide the Company with on-going management and consulting services, all in consideration of a total of NIS 5.524 million per annum. The agreement is for a period of three years commencing June 1, 2013 (date of the termination of the current management agreement) until May 31, 2016, unless either party informs the other of its wish to terminate the agreement by giving three months advance notice. Extension of the agreement must be approved by the general meeting of the Company's shareholders, which has been convened for June 13, 2013. For additional information, see a transaction report and notice of convening a special general meeting of the Company dated May 7, 2013, cited here by way of reference.

Section 2.18 – Legal proceedings

Section 2.18.9 - concerning two actions together with applications for their certification as class actions, claiming that in contravention of Ministry of Communications instructions and the Company's license, the Company does not include a record of call details in the phone bills which it sends to subscribers - on April 4, 2012 a judgment was given certifying the plaintiff's abandonment of the application for certification from September 2012 and striking it out, and also dismissing the action.  Furthermore, on April 14, 2013, a judgment was given also certifying abandonment of the other action which had been filed against the Company in April 2011 on the same subject, after the court considered that that the chances of being granted the application for certification were low at best.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

On April 8, 2013, the Company received a claim which was filed against the Company and against the controlling shareholder by one of its shareholders in the Tel Aviv District Court (Economic Department), requesting that the court declare that the controlling shareholder has a personal interest in the dividend distribution due to be approved by the general meeting, and demanding that the Company publish information and documents as well as summons the economic experts whose opinion had been published by the Company. On April 21, 2013, the court dismissed an immediate motion for summary proceedings to investigate the claim which had been filed by the plaintiff. Accordingly, the claim will be investigated in accordance with the dates prescribed by law and there is no change in the dates scheduled for the dividend distribution and the general meeting, which took place on April 24, 2013.

3.	Mobile radio-telephone (cellular telephony) - Pelephone Communications Ltd. ("Pelephone")

Section 3.10.1 – Suppliers of terminal equipment

The agreement with Apple Distribution International ("Apple") for the purchase and distribution of iPhone handsets in Israel, was extended until the beginning of May 2013. Pelephone is negotiating to extend the agreement beyond this date.

On May 12, 2013, the Company’s Board of Directors gave its approval in principle for Pelephone to enter into an agreement with Apple, whereby Pelephone will undertake to purchase a minimum annual quantity of handsets over a further three-year period at the manufacturer’s prices which are in force on the actual date of purchase. Pelephone believes that as in previous years, these quantities will form a substantial share of the number of handsets it expects to sell during the agreement period.

The information in this section includes forward-looking information, based on the estimates and projections, and actual results may differ significantly from these estimates, taking note of the changes which may occur in the business conditions.

Section 3.12.5 - Credit rating

Regarding the Company`s ilAA Stable Outlook credit rating issued by Standard & Poor's issued for Pelephone (and its debentures) - on April 22, 2013, Standard & Poor's Maalot published a full rating report in connection with the rating from February 2013. The rating report is attached to the Board of Directors' report.

Section 3.15.2 A - Obligations to banks

Following are further disclosures concerning compliance with financial criteria of reportable credit:

Financial covenants to which Pelephone is obligated:	at March 31, 2013	Maximum required ratio
Pelephone's total debts will not exceed 3 times its equity.	0.56	3.00
Total debts must not exceed NIS 3.8 billion (linked to the CPI known in January 2002. As at March 31, 2013 = NIS 4.88 billion).	1.58	4.88
Undertaking to a particular bank that debts to it will not exceed 40% of Pelephone's total cumulative debts to financial entities including debenture holders.	14.9%	40%

Section 3.16 – Substantial agreements

In April 2013 an agreement was signed whereby the Accountant General in the Ministry of Finance exercised the option given to him to extend the agreement to supply mobile telephone services to government ministries for a period of 24 months, from February 2014 until February 2016.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

Section 3.17 – Legal proceedings

Section 3.17.2(F) - Regarding a claim in the Tel Aviv District Court together with an application for its recognition as a class action in the amount of NIS 381 million for unlawfully updating service tariffs to business customers, which was dismissed in February 2013 - in April 2013 Pelephone was served with notice of appeal in the Supreme Court on the District Court's ruling to dismiss the action.

4.	Bezeq International – international communication and internet services

There are no updates to this chapter.

5.	DBS Satellite Services (1998) Ltd. (“DBS”) - Multi-channel television

Section 5.15 –

For information about the financial covenants and DBS’s compliance with them, see Note 4 to the financial statements of DBS as at March 31, 2013, which are included in this quarterly report.

Section 5.15.3 - Institutional financing

In March-April 2013, DBS issued additional debentures (Series B), by way of an expansion of the series, in the total amount of NIS 99 million.

Section 5.15.4 - Changes in the rating of DBS and rating of the debentures by S&P Maalot during the Reporting Period

On March 13, 2013, S&P Maalot issued an ilA- rating for the additional debentures issued by DBS by way of a new issuance of debentures and/or expansion of an existing series, with respect to the raising of a total of up to NIS 200 million par value.

Section 5.18.1 -

On May 8, 2013, the general meeting of the Company’s shareholders approved the manner of voting at the general meeting of the shareholders of DBS in favor of an amendment to the existing agreement between DBS and Spacecom and an extension of the agreement for the leasing of space segments on the satellites Amos 2, Amos 3, Amos 6 and/or any other satellite that the parties agree upon, until the end of 2028 and for an amount of USD 227 million for the entire period. Subsequently, on the same day, the general meeting of the shareholders of DBS gave its approval for DBS to enter into the said agreement.

May 12, 2013	/s/ Shaul Elovitch /s/ Stella Handler
Date	"Bezeq" - The Israel Telecommunication Corp. Ltd.

Names and titles of signatories:

Shaul Elovitch, Chairman of the Board of Directors

Stella Handler, CEO